

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2021

Atabak Mokari
Chief Financial Officer
Corcept Therapeutics Inc.
149 Commonwealth Drive
Menlo Park , CA 94025

      Re: Corcept Therapeutics Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2020
          Filed February 23, 2021
          File No. 000-50679

Dear Mr. Mokari:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
(b) Management's Report on Internal Control Over Financial Reporting, page 41

1.   We note your disclosures in management's report on internal control over financial reporting refer to disclosure controls and procedures. Please amend the filing to provide a revised management's report on internal control over financial reporting to properly include a statement identifying the framework used by management in such evaluation, as well as management's assessment conclusion, in accordance with Item 308(a) of Regulation S-K. You may file an abbreviated amendment that is limited to the cover page, an explanatory note, the complete text of Item 9A, a signature page, and the required officer certifications.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Li Xiao at (202) 551-4391 or Angela Connell at (202) 551-3426 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Life Sciences